 A-Power Energy Generation Systems, Ltd.
No. 44 Jingxing Road
Tiexi District
Shenyang, Liaoning, China 110021

June 19, 2009

Dear Mr. Lu:

Reference is hereby made to that certain Securities Purchase Agreement, dated June 19, 2009 (the “Securities Purchase Agreement”), between A-Power Energy Generation Systems, Ltd., a British Virgin Islands company (the “Company”) and the buyers named on the Schedule of Buyers thereto (the “Buyers”), pursuant to which the Company has agreed to sell senior convertible notes in the aggregate principal amount of $40,000,000 (the “Notes”) and warrants to purchase common shares of the Company (the “Common Shares”).

Pursuant to the Notes, the Buyers may elect to convert their Notes into Common Shares issued by the Company at the conversion price as specified therein at any time following Shareholder Approval (as such term is defined in the Securities Purchase Agreement).  Pursuant to the Warrants, the Buyers may elect to exercise their Warrants at the exercise price specified therein at any time following Shareholder Approval.  Notwithstanding the foregoing, in the event that the Company does not obtain Shareholder Approval on or prior to the six month anniversary of the Closing Date, each of the Notes and the Warrants may be exchanged for Common Shares held by you (such Notes, the “Exchanged Notes”, and such Warrants, the “Exchanged Warrants”), pursuant to the terms of put agreements between you and each of the Buyers (the “Put Agreements”).

Pursuant to the Pledge Agreement (the “Pledge Agreement”), you have agreed to initially pledge six million Common Shares, and additional Common Shares from time to time, up to a maximum number of seven million Common Shares, on the terms set forth in the Pledge Agreement (the “Pledged Shares”), in order to secure your obligations under the Put Agreements.  All Common Shares to be issued upon any exchange of the Notes and/or the Warrants shall be issued from the Pledged Shares.

In the event that any of the Pledged Shares are exchanged for the Notes (the “Note Exchange Shares”) and/or the Warrants (the “Warrant Exchange Shares”) pursuant to the Put Agreements, the Company hereby agrees to use its commercially reasonable efforts to obtain the approval of the shareholders of the Company as may be necessary pursuant to the Company’s Memorandum and Articles of Association and the rules of the Nasdaq Stock Market in order to (i) increase the number of authorized Common Shares in a manner sufficient to (ii) allow the conversion of the Exchanged Notes into a number of Common Shares equal to the number of Note Exchange Shares, and (iii) allow the exercise of the Exchanged Warrants into a number of Common Shares equal to the number of Warrant Exchange Shares.  The Company and you hereby further agree that, notwithstanding anything to the contrary set forth in the Notes or the Warrants, (i) the conversion price of the Exchanged Notes shall be fixed at the conversion price then in effect at the time the Buyers exchanged the Notes, and (ii) the exercise price of the Exchanged Warrants shall be fixed at the exercise price then in effect at the time that the Buyers exchanged the Warrants.

The Company hereby agrees to make you whole, reimburse you, and indemnify you and hold you harmless from and against, and with respect to any and all, losses, costs, liabilities, actions, causes of action, suits, penalties, judgments, damages and expenses of any kind or nature whatsoever (including attorneys’ fees) in connection with, as a result of, or in any way relating to, the transactions described above.

This letter agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to any principles pertaining to conflict of laws that would require the application of the laws of any other jurisdiction.  This letter agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement.

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If the foregoing accurately reflects our agreements with respect to the foregoing matters, please so confirm by signing below.

Very truly yours,

A-Power Energy Generation Systems, Ltd.

By:	/s/ Jinxiang Lu
Name: Jinxiang Lu
Title: Chief Executive Officer

Agreed as of this 19th day of June, 2009

By:	/s/ Jinxiang Lu
Name: Jinxiang Lu